SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

London,10 August 2016

PRUDENTIAL PLC 2016 HALF YEAR RESULTS

ASIA DRIVES GROWTH AND CASH GENERATION

Performance Highlights on a constant (and actual) exchange rate basis
●
Group IFRS operating profit of £2,059 million, up 6 per cent1 (up 9 per cent2)
●
Asia IFRS operating profit of £743 million and free surplus generation3 of £419 million, both up 15 per cent1 (both up 18 per cent2)
●
Asia new business profit of £824 million, up 20 per cent1 (up 24 per cent2)
●
9 per cent1 increase in US variable annuity IFRS operating profit to £642 million (up 16 per cent2)
●
UK life retail APE sales of £593 million, up 51 per cent, with PruFund sales up 80 per cent to £438 million
●
UK insurance and asset management IFRS operating profit of £730 million4, up 3 per cent
●
2016 first interim dividend increased by 5 per cent to 12.93 pence per share
●
Group Solvency II surplus5,6 estimated at £9.1 billion; equivalent to a ratio of 175 per cent

Mike Wells, Group Chief Executive, said: “The Group has delivered good progress on its key operating metrics – IFRS operating profit, underlying free surplus generation and new business profit – in a period of heightened macro-economic, geo-political and investment market uncertainty and volatility.

“The Group’s performance is led by double-digit growth in Asia, where IFRS operating profit grew 15 per cent to £743 million, operating free surplus generation grew 15 per cent to £419 million and new business profit grew 20 per cent to £824 million. In the US and the UK, we continue to successfully manage the effects of market turbulence. The quality of our earnings, geographic diversity and strong balance sheet position us well to grow over the long term. We remain on track to achieve our 2017 financial objectives.

“The attractiveness and value to consumers of de-risking their financial lives, whether it is through protecting health or wealth, are accentuated in periods such as the one we have experienced in the first half of this year. The secular, global trend of increasing self-reliance of the middle class to provide for savings and retirement, be it by a fast-growing, wealthier but younger population in our Asian markets or by a growing number of retirees in the US and the UK, remains intact despite the macro-economic uncertainty including the effect of historic low interest rates. Prudential is well placed to serve these needs through our leading positions in three of the most attractive insurance regions globally.

“The first-half performance demonstrates the quality of our franchises, the effectiveness of our strategy and our ability to leverage our broad capabilities to deliver on the significant growth opportunities in our chosen markets. We are well placed to capitalise on the positive structural trends and remain distinctive in our ability to deliver both growth and cash.”

Summary financials	2016 Half year	2015 Half year	Change on AER basis	Change on CER basis

IFRS operating profit	£2,059m	£1,881m	9%	6%
Underlying free surplus generated3	£1,609m	£1,418m	13%	10%
Life new business profit7,8	£1,260m	£1,115m	13%	8%
IFRS profit after tax9	£687m	£1,438m	(52)%	(54)%
Net cash remittances from business units	£1,118m	£1,068m	5%	-

	2016 Half year	2015 Full year	Change on AER basis

IFRS shareholders’ funds	£14.6bn	£13.0bn	13%
EEV shareholders’ funds10	£35.0bn	£31.9bn	10%
Group Solvency II capital surplus5,6	£9.1bn	£9.7bn	(6)%

1 Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the six months ended 30 June 2015 unless otherwise indicated.

2
Growth rate on an actual exchange rate basis.

3 Underlying free surplus generated comprises free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations.

4 Comprises UK life, UK general insurance, M&G and Prudential Capital.

5 Before allowing for first interim dividend (31 December 2015: Second interim dividend).

6 The Group Solvency II surplus represents shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus.

7 The half year 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The half year 2015 comparative results for UK insurance operations reflect the Solvency I basis.

8 Excluding UK bulk annuities from 2015 comparative results as Prudential has withdrawn from this market.

9 Due to asymmetry in IFRS accounting requirements, Jackson’s net unrealized gains on fixed income securities of £1,094 million after-tax and DAC (2015: unrealised losses of £388 million) are excluded from IFRS profit after tax and are reflected instead in movements in IFRS shareholders' funds for the period.

10 Includes adjustment for opening EEV shareholders’ funds of negative £0.5 billion for the impact of Solvency II as at 1 January 2016.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles dated April 2016 prepared by the CFO Forum of European Insurance Companies. The half year 2016 EEV results for UK insurance operations have been prepared to reflect the Solvency II regime. The half year 2015 EEV results for UK insurance operations have been prepared reflecting the Solvency I basis being the regime applicable for that period. There is no change to the basis of preparation for Asia and US operations. The Group’s EEV basis results are stated on a post-tax basis and, where appropriate, include the effects of IFRS. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

2.
Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012 and the cumulative foreign exchange loss on the disposal of the Japan Life business that was recycled from Other Comprehensive Income on completion of the sale process in 2015.

4.
Total number of Prudential plc shares in issue as at 30 June 2016 was 2,579,034,148.

5.
A presentation for analysts and investors will be held today at 11.30am (UK) / 6.30pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:
http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 11.00am (UK) / 6.00 pm (Hong Kong)). Dial-in: +44 (0) 20 3059 8125 / 0800 368 0649  (Freephone UK), Passcode: ‘Prudential’ (this must be quoted to the operator to gain access to the call). Playback: +44 (0) 121 260 4861 (UK and international excluding US) / + 1 844 2308 058 (US only) Passcode: 3920204#. This will be available from approximately 2.30pm (UK) / 9.30pm (Hong Kong) on 10 August 2016 until 11.59pm (UK) on 24 August 2016 and 6.59am (Hong Kong) on 25 August 2016.

6.
High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.
2016 First Interim Dividend
Ex-dividend date	25 August 2016 (UK, Ireland and Hong Kong) 24 August 2016 (Singapore)
Record date	26 August 2016
Payment of dividend	29 September 2016 (UK, Ireland and Hong Kong) On or about 6 October 2016 (Singapore) On or about 6 October 2016 (ADR holders)
8.
About Prudential plc
Prudential plc and its affiliated companies constitute one of the world’s leading financial services groups, serving around 24 million insurance customers, with £562 billion of assets under management (as at 30 June 2016). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

 9. Forward-Looking Statements
This document may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary Half Year 2016 financial performance

Financial highlights

Life APE new business sales (APE sales)1
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change %	2015 £m	Change %
	Half year	Half year		Half year

Asia	1,655	1,366	21	1,404	18
US	782	857	(9)	912	(14)
UK retail3	593	393	51	393	51
Total Group excluding bulk annuities3	3,030	2,616	16	2,709	12
UK bulk annuities	-	117	(100)	117	(100)
Total Group	3,030	2,733	11	2,826	7

Life EEV new business profits and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2016 Half year £m		2015 Half year £m		Change %		2015 Half year £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia	824	237	664	213	24	11	688	217	20	9
US	311	209	371	164	(16)	27	394	175	(21)	19
UK retail2,3	125	56	80	20	56	n/a	80	20	56	n/a
Total Group excluding bulk annuities2,3	1,260	502	1,115	397	13	26	1,162	412	8	22
UK bulk annuities3	-	-	75	37	(100)	100	75	37	(100)	100
Total Group	1,260	502	1,190	434	6	16	1,237	449	2	12

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change %	2015 £m	Change %
	Half year	Half year		Half year
Operating profit before tax4
Long-term business:
Asia	682	574	19	584	17
US	888	834	6	887	-
UK	473	436	8	436	8
Long-term business operating profit before tax	2,043	1,844	11	1,907	7
UK general insurance commission	19	17	12	17	12
Asset management business:
M&G	225	251	(10)	251	(10)
Prudential Capital	13	7	86	7	86
Eastspring Investments	61	58	5	60	2
US	(12)	12	n/a	12	n/a
Other income and expenditure	(290)	(308)	6	(308)	6
Total operating profit based on longer-term investment returns before tax	2,059	1,881	9	1,946	6
Non-operating items	(1,395)	1	n/a	1	n/a
Profit before tax attributable to shareholders	664	1,882	(65)	1,947	(66)
Tax credit/(charge) attributable to shareholders' returns	23	(444)	105	(461)	105
Profit for the period attributable to shareholders'	687	1,438	(52)	1,486	(54)

Post-tax profit - EEV2,5
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change %	2015 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit
Long-term business:
Asia	1,215	1,072	13	1,106	10
US	694	812	(15)	863	(20)
UK	384	411	(7)	411	(7)
Long-term business post-tax operating profit	2,293	2,295	-	2,380	(4)
UK general insurance commission	15	14	7	14	7
Asset management business:
M&G	181	203	(11)	203	(11)
Prudential Capital	11	6	83	6	83
Eastspring Investments	53	50	6	52	2
US	(8)	8	n/a	8	n/a
Other income and expenditure	(282)	(298)	5	(298)	5
Post-tax operating profit based on longer-term investment returns	2,263	2,278	(1)	2,365	(4)
Non-operating items	(869)	(163)	n/a	(177)	n/a
Post-tax profit for the period attributable to shareholders	1,394	2,115	(34)	2,188	(36)
Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2016 pence	2015 pence	Change %	2015 pence	Change %
	Half year	Half year		Half year
IFRS	61.8	57.0	8	59.0	5
EEV2	88.5	89.3	(1)	92.7	(5)

Underlying free surplus generated2,6
	Actual Exchange Rate						Constant Exchange Rate
	2016 £m		2015 £m		Change %		2015 £m		Change %
	Half year		Half year				Half year
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	366	419	306	356	20	18	312	364	17	15
US	492	484	536	544	(8)	(11)	571	579	(14)	(16)
UK	499	514	295	309	69	66	295	309	69	66
M&G	-	181	-	203	-	(11)	-	203	-	(11)
Prudential Capital	-	11	-	6	-	83	-	6	-	83
Total Group	1,357	1,609	1,137	1,418	19	13	1,178	1,461	15	10

Cash remitted by the business units to the Group7
	2016 £m	2015 £m
	Half year	Half year	Change %
	Total	Total	Total
Asia	258	258	-
US	339	403	(16)
UK Life	215	201	7
M&G	150	151	(1)
Prudential Capital	25	25	-
Other UK	131	30
Total Group	1,118	1,068	5

Cash and capital
	2016	2015
	Half year	Half year	Change %
First interim dividend per share relating to the reporting period	12.93p	12.31p	5
Holding company cash and short-term investments	£2,546m	£2,094m	22
Group Solvency II capital surplus8	£9.1bn	£9.2bn	(1)
Group Solvency II capital ratio8	175%	190%	(15pp)

Group shareholders' funds (including goodwill attributable to shareholders)

	2016	2015
	Half year	Half year	Change %
IFRS	£14.6bn	£12.1bn	21
EEV2	£35.0bn	£30.1bn	16

	2016%	2015%
	Half year	Half year
Return on IFRS shareholders' funds9	24	25
Return on embedded value2,9	14	16

	2016	2015
	Half year	Half year	Change %
EEV shareholders' funds2 per share (including goodwill attributable to shareholders)	1,356p	1,170p	16
EEV shareholders' funds2 per share (excluding goodwill attributable to shareholders)	1,299p	1,113p	17

1
APE sales is a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. Further explanation of the differences is included in Note D of the Additional EEV financial information.
2
The half year 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The half year 2015 comparative results for UK insurance reflect the Solvency I basis.
3
Excluding UK bulk annuities as Prudential has withdrawn from this market.
4
IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
5
Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in Note C of the Additional EEV financial information.
6
Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in notes 9 of the EEV basis results.
7
Cash remitted to the Group form part of the net cash flows of the holding company. A full holding company cash flow is set out in Note II (a) of Additional IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders and shareholders’ fund. The holding company cash flow is therefore a more meaningful indicator of the Group’s central liquidity.
8
Estimated before allowing for first interim dividend.
9
Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds.

Group Chief Executive’s Report

The Group has delivered good progress on its key operating metrics – IFRS operating profit, underlying free surplus generation and new business profit – in a period of heightened macro-economic, geo-political and investment market uncertainty and volatility.

The Group’s performance is led by double digit growth in Asia and successful cycle management in the US and the UK. The quality of our earnings, geographic diversity and strong balance sheet position us well to grow over the long term.

The attractiveness and value to consumers of de-risking their financial lives, whether it is through protecting health or wealth, are accentuated in periods such as the one we have experienced in the first half of this year. The secular, global trend of increasing self-reliance of the middle class to provide for savings and retirement, be it by a fast-growing, wealthier but younger population in our Asian markets or by a growing number of retirees in the US and the UK, remains intact despite the macro-economic uncertainty. In a world of low investment returns, high volatility and improving life expectancy, Prudential is well placed to serve these needs through our leading position in three of the most attractive insurance regions globally.

Our business remains firmly anchored by these strong structural trends which give it the resilience to weather cyclical events. As a management team, we remain focused on delivering on our promises to our customers and our shareholders, and will be proactive in taking actions to protect our franchises from such headwinds.

The first half of this year has provided many such challenges, including a further decline in interest rates to historic low levels, higher investment market volatility, the announcement of the Department of Labor reforms in the US, decline in annuity sales in the UK and the continuation of net outflows at M&G. In Asia, our scale allows us to evaluate the trade-off between long-term value creation and short-term volume growth without disrupting our overall delivery, while in the US we believe we are well positioned to navigate a period of significant change. In the UK, we continue to face an extraordinary amount of change in the marketplace alongside the introduction of new capital rules. This has led us to take actions such as prioritising our new post-pension reforms offering while withdrawing from the bulk annuity market to preserve shareholder value. At M&G, where we are coming off an extended period of earnings growth, we are focused on careful management of costs and improving performance. Overall, we have the scale, diversity and capabilities to outperform our markets over the long term.

The first-half performance demonstrates the quality of our franchises, the effectiveness of our strategy and our ability to leverage our broad capabilities to deliver on the significant growth opportunities in our chosen markets. We remain well placed to capitalise on the positive structural trends and remain distinctive in our ability to deliver both growth and cash.

2016 half year financial performance
We are pleased that we have been able to grow our IFRS operating profit, underlying free surplus generation and new business profits in the first half of 2016, against an unfavourable macro-economic and market backdrop.

Our philosophy is simple: we continue to focus on both attracting new customers to our franchise and maintaining the loyalty of our existing customers. Through following this approach we are able to weather the effects of market cycles and consistently deliver value to both our customers and shareholders over the long term. Too often, the pursuit of growth which is narrowly defined as new customer acquisition can undermine the delivery of long-term value.

In the first half of 2016, our total premiums in Asia grew 12 per cent1, and separate account assets under management in the US grew 4 per cent2; PruFund assets in the UK were up 22 per cent3 while external funds under management in our asset management businesses were up 4 per cent compared to 31 December 2015.

This progress has allowed us to build on the strong progress of prior years, with IFRS operating profit of £2,059 million, up 6 per cent (9 per cent on an actual exchange rate basis), free surplus generation of £1,609 million, up 10 per cent (13 per cent on an actual exchange rate basis) and new business profit of £1,260 million, up 8 per cent4 (13 per cent on an actual exchange rate basis) despite the known challenges in some of our businesses at the start of the period. IFRS shareholders' funds increased to £14.6 billion over the period after taking into account profit after tax and other movements. EEV shareholders’ funds increased to £35.0 billion over the period equivalent to 1,356 pence per share.

Given the long-term nature of our businesses, we believe it is useful to consider our growth metrics over a longer time scale. Over the last five years, we have grown our key operating metrics of IFRS operating profit, free surplus generation and new business profit by 101 per cent, 47 per cent and 67 per cent, respectively on an actual exchange rate basis. Our broad diversification, by geography, product and channel remains a primary source of strength and resilience for both earnings and cash.

Asia
Our ongoing success in Asia is enabled by the scale and diversification of our business, which is a substantial and sustainable competitive advantage. We continue to retain our leadership position across the region with a Top 3 position in 8 of our 13 markets, distribution capabilities and a product range that supports our customers’ changing needs throughout their lives.

Operating across such a broad range of markets it is inevitable that, individually, each will exhibit different rates of growth. We remain agnostic about short-term country level sales progression since we have considerable strategic flexibility to adapt to local conditions without compromising regional growth.

The consistency of this approach is evident during the first half of the year, as we have continued to flex our businesses according to market conditions, prioritising value over volume and also investing in building out our platform. In Hong Kong, we are building out our distribution footprint to capture strong demand for our products at attractive margins, both from local customers and mainland China, while retaining our focus on sales quality and process controls that are at the forefront of the industry. In Singapore and Indonesia, we are proactively managing volumes through product mix and agency actions respectively, to protect our overall economics and reinforce our longer-term positioning. The long-term growth potential for these markets remains compelling and over time they will further enhance our performance. In Malaysia, we are already benefiting from initiatives we undertook previously to pull back from business with lower margins and to drive growth through investment in the faster-growing Bumi sector of the market. In China, we continue to make rapid progress as we build out our agency sales force with a focus on driving protection regular premium sales. We are continuing to invest for the long-term with new start-ups in Cambodia and most recently in Laos that leverage our expertise in developing markets.

Across the region, we have taken proactive actions to lower the interest rate sensitivity of our business by withdrawing spread products. In this context, the quality of our delivery is reflected in the continuing growth in regular premium new business sales, which were up 21 per cent, reflecting the durable nature of demand for our products. Our now sizeable and growing in-force book of recurring premium business in the region has been the main contributor to a 17 per cent increase in life IFRS operating profit in the first half of the year to £682 million. Profits from health and protection alone contributed around two thirds of this total.

Eastspring, our asset management business, faced outflows as a result of the market volatility experienced during the half year, though we saw net inflows into our bond funds. Overall profits were in line with last year at £61 million.

Overall, at a regional level, despite the short-term adverse impact of our actions in some markets to underpin long-term value creation, we have delivered double-digit growth in our key operating metrics, with IFRS operating profit growing by 15 per cent to £743 million, free surplus generation growing by 15 per cent to £419 million and new business profit growing by 20 per cent to £824 million. We remain on track to achieve our 2017 objectives.

Our regional delivery and wide footprint are important drivers of our ability to acquire new customers at pace, adding to a large and highly valuable existing base. The headroom for growth across the region remains significant, with sizeable uninsured and underinsured populations across our markets.

US
Jackson has developed a high-quality business with significant competitive advantages across multiple dimensions. It makes more effective use of technology and is consistently recognised as having the best service5 standards, with the largest distribution capabilities. It has a track record of innovation and bringing products to market faster and more effectively than peers and its product proposition remains central to our ability to deliver value for our customers, offering a wide fund choice and a strong track record of account value outperformance. All this is delivered on a cost base that is the most efficient6 in the industry.

These are the hallmarks of success in any environment and are likely to be fully tested by the industry reforms announced by the Department of Labor in April. The market will take time to adjust to these reforms, which are scheduled to come into effect fully in 2018. There is likely to be market disruption in the shorter term, which has already resulted in lower variable annuity sales for the industry and for Jackson.

In the first half of 2016, traditional variable annuity sales excluding Elite Access were 22 per cent lower than the first half of 2015 in an environment of elevated market volatility and significant uncertainty on the Department of Labor reforms. The quality of our franchise is reflected in the continuing delivery of net inflows, which have driven a positive 4 per cent2 increase in separate account assets to $138.9 billion contributing to a 9 per cent increase in fee business IFRS operating profit to £642 million. The total life IFRS operating profit is in line with last year at £888 million and cash remittance for the half year was £339 million.

In volatile markets, our in-force book has remained profitable and our hedging performance economically effective.

We remain closely engaged with all our stakeholders, in particular leveraging our exceptional relationships with broker-dealers to assess their needs and we have already filed products that complete a range of options for distributors under the new Department of Labor regime. We believe Jackson’s platform is second to none and we are convinced that it will extend its competitive position through this period.

UK
In the UK, we have already adapted to significant industry change in recent years, demonstrating our ability to innovate and distribute the right products, backed by a trusted brand. The new business focus on with-profits products continues to deliver high levels of growth, with PruFund APE sales in the first half alone growing by 80 per cent to £438 million. As flagged at our full year results in March, we have withdrawn from bulk annuities, writing no business in the first half of 2016 given the onerous capital impact under the Solvency II regime. Overall, we are pleased to report steady progress on life IFRS operating profit up 8 per cent to £473 million, with on-going with-profits and in-force annuity earnings broadly in line with prior year at £306 million, management actions to support solvency contributing £140 million (2015: £61 million) and profits from new annuity sales reducing to £27 million (2015: £66 million) following our change of stance on annuities. Underlying free surplus generation was up 66 per cent to £514 million with Solvency II surplus of £2.9 billion (equivalent to a ratio of 138 per cent) which supported a £215 million remittance to Group.

Our asset management business, M&G, as expected has continued to experience significant net outflows in the first half. M&G reported IFRS operating profit of £225 million reflecting the impact of these outflows partially offset by lower costs. Although this is likely to impact short-term earnings prospects, M&G remains a highly regarded franchise and the skills and capabilities that saw external assets under management double between 2008 and 2015 are very much intact. Anne Richards, who joined us in June following her appointment as M&G Chief Executive, is already working closely with the executive team to improve performance and address the operational impacts of the outcome of the UK referendum on EU membership.

Capital and risk management
We remain disciplined in our approach to capital management. Operating capital generation in the first half of 2016 continued to make a sizeable contribution, adding to the surplus at the beginning of the year and helping to absorb market effects during the period. At 30 June 2016, the Group Solvency II capital surplus was estimated at £9.1 billion7, which is equivalent to a Group Solvency II capital ratio of 175 per cent (31 December 2015: £9.7 billion, equivalent to a ratio of 193 per cent).

Outlook
Our future prospects remain underpinned by the compelling structural growth fundamentals in Asia and our premium franchises across the Group, which operate with distinctive skills and capabilities to outperform our peers. In addition, the diversity and quality across the Group allows us to be disciplined across the cycle while still delivering overall progress.

Although the macro-economic context looks certain to be challenging and unpredictable in the short term, the Group has proven its ability to manage through external change. Our absolute position is strong and we believe our relative position will be a source of competitive advantage in times of market disruption. Through the durable demand for products which assist our customers in reducing risk, the growing scale of stable recurring income, and proactive management of our product mix and balance sheet, the Group has the flexibility to adapt to market conditions and deliver robust earnings and shareholder value.

1     Gross earned premiums including Group’s share of joint ventures.
2     Comparable to 31 December 2015 on local currency basis.
3     Comparable to 31 December 2015.
4     Excluding UK bulk annuities as Prudential has withdrawn from the market.
5     Awarded highest customer service in 2015 - Financial Industry – Service Quality Measurement Group.
6     On Expense to Asset (Statutory) basis. Source: SNL Financial LLC report on industry wide data as at Q1 2016.
7     Before allowing for first interim dividend (31 December 2015: Second interim dividend).

Chief Financial Officer’s report on the 2016 first half financial performance

Prudential has made a good start to 2016. Although financial markets have been volatile in this period and the downward path of global long-term interest rates has accelerated following the UK referendum on EU membership, our operational delivery has remained intact. We have delivered increases across our key metrics of new business profit, IFRS operating profit and free surplus generation, while maintaining a strong capital position.

The high quality and recurring nature of our operating income offers meaningful protection in times of macro-economic and market uncertainty. We have used this to good effect in the first half of the year, to both offset the impact of the anticipated decline in contributions from M&G, UK bulk annuities and spread profits in the US and to protect our robust capital position. We have also proactively managed costs across the Group, taken further specific actions to improve our UK solvency position and continued to prioritise actions which sustain long-term value creation over tactical volume growth.

Compared to the same period in 2015, sterling has declined against most global currencies, which is positive for the translation of results from our sizeable non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis.

The key operational highlights in the first half of 2016 were as follows:

●
IFRS operating profit based on longer-term investment returns was 6 per cent higher at £2,059 million (up 9 per cent on an actual exchange rate basis), equivalent to an annualised 24 per cent return on opening IFRS equity. This result was driven by continued double-digit growth in our Asia life operations, with life IFRS operating profit up 17 per cent to £682 million. In Jackson, the expected reduction in spread earnings reflecting lower rates was mitigated by a robust performance from fee business. IFRS operating profit from our UK life business also increased by 8 per cent, despite the loss of earnings from new bulk annuity sales, in part due to a contribution from actions taken to improve solvency. As anticipated, M&G’s earnings were lower by 10 per cent following a decline over the last year in retail assets managed, driven by net outflows.
●
Underlying free surplus generation1,2, our preferred measure of cash generation from our life and asset management businesses, increased by 10 per cent to £1,609 million, after financing new business growth. On an actual exchange rate basis the growth in this measure was 13 per cent, with the increase reflecting a higher contribution from our growing in-force book of business and continued discipline of focusing on high-return new business with fast payback periods.
●
New business profit2 was 8 per cent3 higher at £1,260 million, with Asia up 20 per cent as a result of both volume growth and improvements in country and channel mix. The contribution from Jackson declined by 21 per cent due to lower volumes and the adverse effect of lower interest rates. UK life retail new business profit grew by 56 per cent, driven by strong consumer demand for our PruFund product range.

During the first half of 2016, investment markets have remained volatile, reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by steep declines in commodity prices. The first quarter of the year was characterised by sizeable equity market falls, wider credit spreads and lower rates, while in the second quarter equity and credit markets normalised but long-term interest rates fell further following the UK referendum on EU membership. Although we have taken steps to reduce the investment market sensitivity of our earnings and balance sheet, we remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short-term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on long-term assumptions. In the first half of the year, these short-term fluctuations were overall negative, driven by the net effect that the sharp decline in interest rates had on our overall balance sheet. This contrasts with the equivalent period of 2015, where a more benign market environment and rising interest rates produced comparatively modest short-term investment variances. As a result, in the first half of the year total IFRS post tax profit was 54 per cent lower at £687 million and total EEV after-tax profit was 36 per cent lower at £1,394 million.

Further, over the course of the first six months of 2016 sterling weakened significantly relative to major global currencies. As the majority of the Group’s business is conducted in US dollars and in various Asian currencies, our earnings, shareholders’ equity and solvency have benefited strongly from this movement. In addition, the significant fall in US long-term rates between the start and the end of the reporting period produced substantial unrealised gains on the fixed income securities held by Jackson accounted for through Other Comprehensive Income. The improved operating results, negative short-term investment variances, unrealised gains on Jackson’s fixed income securities and positive currency effects combined to drive the Group’s IFRS shareholders’ equity 21 per cent4 higher at £14.6 billion. Similarly, the Group’s EEV basis shareholders’ equity was also higher at £35.0 billion, up 16 per cent2,4.

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change	2015 £m	Change
	Half year	Half year	%	Half year	%
Operating profit before tax					`
Long-term business:
Asia	682	574	19	584	17
US	888	834	6	887	-
UK	473	436	8	436	8
Long-term business operating profit before tax	2,043	1,844	11	1,907	7
UK general insurance commission	19	17	12	17	12
Asset management business:
M&G	225	251	(10)	251	(10)
Prudential Capital	13	7	86	7	86
Eastspring Investments	61	58	5	60	2
US	(12)	12	n/a	12	n/a
Other income and expenditure5	(290)	(308)	6	(308)	6
Total operating profit based on longer-term investment returns before tax	2,059	1,881	9	1,946	6
Short-term fluctuations in investment returns:
Insurance operations	(1,168)	75	n/a	86	n/a
Other operations	(192)	11	n/a	11	n/a
	(1,360)	86	n/a	97	n/a
Other non-operating items5	(35)	(85)	59	(96)	64
Profit before tax attributable to shareholders	664	1,882	(65)	1,947	(66)
Tax credit/ (charge) attributable to shareholders’ returns	23	(444)	105	(461)	105
Profit for the period attributable to shareholders	687	1,438	(52)	1,486	(54)

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2016 pence	2015 pence	Change %	2015 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	61.8	57.0	8	59.0	5
Basic earnings per share based on total profit after tax	26.9	56.3	(52)	58.2	(54)

IFRS Operating Profit
Total IFRS operating profit increased by 6 per cent (9 per cent on an actual exchange rate basis) in the first half of 2016 to £2,059 million.

●
Asia total operating profit of £743 million was 15 per cent higher than the previous period (18 per cent on an actual exchange rate basis), with continued strong growth in life insurance.
●
US total operating profit at £876 million decreased by 3 per cent (4 per cent increase on an actual exchange rate basis), reflecting stable life profits and the impact of Curian closure costs.
●
UK total operating profit of £492 million was 9 per cent higher, with core in-force life earnings consistent with prior year and management actions to support solvency contributing £140 million (2015: £61 million). 2015 included profits of £49 million from bulk annuity transactions that were not repeated in the first half of 2016.
●
M&G operating profit (excluding Prudential Capital) was 10 per cent lower at £225 million, reflecting the impact of recent asset outflows from retail funds on overall funds under management, the effect of which has been mitigated by action on costs.

At the beginning of the year, we expected earnings would contract in a few discrete areas of the business: at M&G, due to the impact of outflows on funds under management on the corresponding fee income; in Jackson’s spread business portfolio as a result of the persistence of interest rates at historically low levels; and in our UK life business given our reduced appetite for writing new bulk annuity business. These identified effects have emerged largely as expected and we currently expect they will continue into the rest of the year. However, during the first half of 2016, we have maintained our focus on cost control across all parts of the Group, which has mitigated the overall impact of these adverse effects. Earnings have also benefited from continued growth in the premium base in Asia and the level of aggregate assets managed by our life operations across the Group, together with the additional earnings of £140 million from management actions taken in the UK to support solvency during the period.

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 7 per cent to £2,043 million (11 per cent on an actual exchange rate basis).

IFRS operating profit in our life insurance operations in Asia was 17 per cent higher at £682 million (up 19 per cent on an actual exchange rate basis), reflecting our ability to translate top-line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Income from insurance margin is the largest contributor to the growth in Asia’s earnings, up 24 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in seven markets, led by Hong Kong, Indonesia and Malaysia, which has more than compensated for the impact of our decision to discontinue sales of universal life products across the region.

In the US, life IFRS operating profit at £888 million was in line with the first half of 2015 (up 6 per cent on an actual exchange rate basis), reflecting the resilient performance of our franchise in an environment of market volatility and industry disruption caused by Department of Labor reforms. Despite the equity market falls sustained in the early part of the year, we have broadly maintained the level of fee income earned on separate account values, which continue to benefit from positive net flows in spite of the reduced level of new business sales in the period. As expected, lower yields in the period have impacted spread income, which decreased by 5 per cent.

UK life IFRS operating profit increased by 8 per cent to £473 million. Within this total, the contribution from new annuity business reduced from £66 million to £27 million, as we scale down our participation in the annuity market. We have taken a number of asset and liability actions in the first half of 2016 to improve the solvency position of our UK life operations and further mitigate market risk, which have generated combined profits of £140 million. Of this amount, £66 million related to profit from new longevity reinsurance transactions (2015: £61 million), with the balance of £74 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The contribution to the IFRS operating profit from ongoing with-profits and annuity in-force business was broadly consistent with the prior year at £306 million (2015: £309 million).

The increase in our IFRS operating earning levels continues to reflect the growth in the scale of our operations, driven primarily by positive business flows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and sizes the risk that we carry on the insurance element, for which Prudential needs to be compensated.

Shareholder-backed policyholder liabilities and net liability flows6

	2016 £m				2015 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows7	Market and other movements	At 30 June 2016	At 1 January 2015	Net liability flows7	Market and other movements	At 30 June 2015
Asia	27,844	1,001	4,503	33,348	26,410	834	57	27,301
US	138,913	2,855	17,387	159,155	126,746	4,351	(1,430)	129,667
UK	52,824	(1,699)	4,286	55,411	55,009	(856)	503	54,656
Total Group	219,581	2,157	26,176	247,914	208,165	4,329	(870)	211,624

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the first half of 2016 net flows into our businesses were overall positive at £2.2 billion. This was driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. Net outflows in the UK are partly due to the impact of large investment-only corporate pension schemes transfers combined with annuity payments that are no longer offset by new business inflows following the reduction in annuity sales.

The weakening of sterling in late June contributed a total £18.3 billion positive foreign exchange movement which, together with favourable investment and other movements, led to an additional £26.2 billion increase in policyholder liabilities, with much of this increase arising at the end of the reporting period. The average total policyholder liabilities8 were 11 per cent higher, having increased from £209.9 billion in the first half of 2015 to £233.7 billion in the equivalent period this year. The 11 per cent increase in the Group’s aggregate life IFRS operating profit on an actual exchange rate basis is in line with the growth in average policyholder liabilities.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver9
	Actual Exchange Rate						Constant Exchange Rate
	2016 £m			2015 £m			2015 £m
	Half year			Half year			Half year
	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps			bps
Spread income	557	80,819	138	574	72,890	157	603	75,983	159
Fee income	993	131,389	151	951	125,581	151	1,004	133,147	151
With-profits	162	114,109	28	154	106,205	29	154	107,797	29
Insurance margin	914			796			827
Margin on revenues	990			920			933
Expenses:
Acquisition costs*	(1,067)	3,030	(35)%	(1,095)	2,733	(40)%	(1,134)	2,826	(40)%
Administration expenses	(898)	219,083	(82)	(829)	206,167	(80)	(859)	217,404	(79)
DAC adjustments	140			192			200
Expected return on shareholder assets	112			120			118
Longevity reinsurance and other management actions to improve solvency	140			61			61
Operating profit based on longer-term investment returns	2,043			1,844			1,907
*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
Alongside growing our overall level of life operating profit, we continue to maintain our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on an actual exchange rate basis, in the first half of 2016, insurance margin has increased by 15 per cent and fee income by 4 per cent, while spread income declined by 3 per cent.
Asset management: Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. In the first half of 2016, the lower overall contribution to IFRS operating profit from our asset management businesses in the UK and Asia reflects the decrease in average assets under management.

Asset management external funds under management10,11
	2016 £m				2015 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net flows	Market and other movements	At 30 June 2016	At 1 January 2015	Net flows	Market and other movements	At 30 June 2015
M&G	126,405	(6,966)	10,217	129,656	137,047	(2,375)	(1,272)	133,400
Eastspring12	30,281	(412)	2,859	32,728	25,333	4,561	194	30,088
Total asset management	156,686	(7,378)	13,076	162,384	162,380	2,186	(1,078)	163,488

Total asset management (including MMF)	162,692	(6,722)	13,835	169,805	167,180	2,795	(1,060)	168,915

M&G’s IFRS operating profit declined by 10 per cent to £225 million (2015: £251 million), reflecting the impact on revenues of lower assets under management as a result of the net retail business outflows experienced since the second quarter of 2015. Careful management of costs has contributed to an 8 per cent fall in expenses, which has cushioned the full impact of the decline in revenues in the first half of the year. The same dynamics have seen the cost-income ratio move up 1 percentage point to 52 per cent.

Given the continued outflows in 2016, retail assets under management at 30 June 2016 were 14 per cent lower than a year ago at £59.2 billion, which will continue to put downward pressure on revenue prospects for the remainder of 2016. In addition, as M&G’s cost base is typically higher in the second half of the year, we expect the cost-income ratio to move up towards 60 per cent for the full year.

Our Asia-based asset manager, Eastspring Investments, has also been impacted by net outflows in the first half of the year, although these have been modest considering the market volatility across the region during this period. However, taken together with positive net flows in the second half of 2015 and market movements, average external funds under management8 (excluding MMF) increased by 14 per cent, from £27.7 billion in the first half of 2015 to £31.5 billion in the equivalent period this year. A shift in the overall mix of assets away from higher-margin equity funds towards lower-margin bonds has muted the benefit of the higher asset base on overall fee revenues, which was up 1 per cent at £155 million. Control on costs has resulted in an improvement in the cost-income ratio to 56 per cent (2015: 58 per cent), driving Eastspring’s operating profit 2 per cent higher to £61 million (up 5 per cent on an actual exchange rate basis).

In the US, our non-life insurance businesses collectively generated an IFRS operating loss of £12 million (2015: profit of £12 million), mainly reflecting costs relating to the closure of Curian, which is now complete.

Prudential Capital produced IFRS operating profit of £13 million in the first half of 2016. During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation continued into 2016. As this reprioritisation is executed through this year, Prudential Capital’s contribution to operating profit will decline.

IFRS Short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2016 the total short-term fluctuations in investment returns relating to the life operations were negative £1,168 million, comprising positive £26 million for Asia, negative £1,440 million in the US and positive £246 million in the UK.

The Asia positive £26 million short-term fluctuations principally reflect the net value movements on shareholders’ assets and related liabilities following the fall in bond yields across the region.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges annual fees for these guarantees which are in turn used to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £1,440 million in the first half mainly reflect the net value movements on the guarantees and the associated derivatives of the 78bps fall in the 10-year US government bond yields during the period.

Jackson hedges on a macro-economic basis and an extension of its approach of seeking economic protection against declining rates has provided a further source of accounting asymmetry in the first half of 2016. Given poor value offered by traditional derivative instruments, at the start of 2016 Jackson opted to manage interest rate risk by further increasing its holding of long-dated US Treasuries, achieving an economically similar result when rates fall in a more efficient manner. At 30 June 2016 Jackson’s holding of US Treasuries totalled £6.3 billion in value (31 December 2015: £3.5 billion). The decline in interest rates observed during the first half of 2016 gave rise to unrealised gains on these US Treasuries of £627 million over the period, which provided an additional economic offset against the higher guaranteed reserves booked. Under the Group’s accounting policies, these unrealised gains were recorded within Other Comprehensive Income, rather than in the profit and loss account, giving rise to a further accounting asymmetry in Jackson’s reported profit for the period.

The UK non-operating profit of positive £246 million mainly reflects gains on bonds backing annuity capital and shareholders’ funds following the 89bps fall in 15-year UK gilt yields in the first half of 2016.

The negative short-term fluctuations in investment returns for other operations of £192 million (2015: positive £11 million) principally reflect unrealised value movements on financial instruments.

IFRS Effective tax rates
In the first half of 2016, the effective tax rate on IFRS operating profit based on longer-term investment returns was in line with the equivalent period last year at 23 per cent. A lower benefit from non-recurring tax credits was offset by a larger overall contribution to the operating profit from Asia which attracts a lower rate of tax.

The effective tax rate on the total IFRS profit was negative 3 per cent in the first half of 2016 (2015: 24 per cent), driven by the larger negative short-term investment fluctuations in the US insurance operations, which attract tax relief at a higher rate than the rates at which profits are taxed elsewhere in the Group.

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £1,293 million remitted to tax authorities in the first half of 2016. This was lower than the equivalent amount of £1,574 million in the first half of 2015. This is principally due to lower corporation tax payments driven by the absence of two exceptional factors arising in 2015. In the US, a change in basis for taxing derivatives which affects the timing, but not the quantum, of tax payable accelerated tax payments into 2015 and decreased payments in 2016. In the UK, payments in 2015 reflected positive investment returns in 2014, while the adverse market conditions in late 2015 are reflected in the 2016 payments.

	2016 £m				2015 £m
	Half year				Half year	Full year
	Corporation taxes	Other taxes	Taxes collected	Total	Total	Total
Taxes paid in:
Asia	138	50	60	248	164	446
US	53	34	254	341	461	1,040
UK	93	99	484	676	941	1,491
Other	3	23	2	28	8	27
Total tax paid	287	206	800	1,293	1,574	3,004

Corporation taxes include amounts paid, by both Group companies and the Group’s share of joint ventures, on taxable profits. In certain countries this includes policyholder investment returns on certain life insurance products, such as in the UK, and withholding tax where this is a form of corporation tax, such as in Indonesia and the Philippines. Other taxes include property taxes, withholding taxes (allocated to the jurisdiction in which the withholding tax is paid), employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities that it is obliged to collect from employees, customers and third parties which include taxes on sales, and those associated with employee and annuitant payrolls.

New business performance

Life EEV new business profit2 and APE new business sales (APE sales)
	Actual Exchange Rate						Constant Exchange Rate
	2016 £m		2015 £m		Change %		2015 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia	1,655	824	1,366	664	21	24	1,404	688	18	20
US	782	311	857	371	(9)	(16)	912	394	(14)	(21)
UK retail3	593	125	393	80	51	56	393	80	51	56
Total Group excluding bulk annuities3	3,030	1,260	2,616	1,115	16	13	2,709	1,162	12	8
UK bulk annuities	-	-	117	75	(100)	(100)	117	75	(100)	(100)
Total Group	3,030	1,260	2,733	1,190	11	6	2,826	1,237	7	2

Life insurance new business profit2 was up 8 per cent3 (13 per cent on an actual exchange rate basis) to £1,260 million, reflecting a strong underlying increase in contributions from Asia and the UK retail business, which has outweighed the adverse impact of lower interest rates across the Group and reduced volumes in the US. Life insurance new business APE sales increased by 12 per cent3 (16 per cent on an actual exchange rate basis) to £3,030 million led by Asia and the UK.

In Asia new business profit was 20 per cent higher at £824 million, outpacing new business APE sales in the region which increased by 18 per cent to £1,655 million (up 24 and 21 per cent respectively on an actual exchange rate basis). Our product solutions vary by market, but typically start with tailored morbidity or mortality riders and a long-term savings component, with premium payments stretching over multiple years. This strategic preference underpins the quality of our new business production, which has a high proportion of regular premiums (94 per cent of APE sales) and a significant proportion directed towards health and protection coverage (24 per cent of APE sales), which makes our business less correlated to investment markets.

APE sales in Hong Kong were up 58 per cent in the first half of 2016, with regular premiums driving growth and accounting for 94 per cent of the total. We continue to generate business from both Mainland China residents and local customers. In Indonesia, trading conditions remain challenging, and in such an environment we have retained our more cautious approach to new business sales, resulting in a decline of 33 per cent in APE sales. In Malaysia, APE sales increased by 10 per cent, with good progress in developing the Bumi sector of the market, where Takaful now accounts for 25 per cent of our overall new business sales. In Singapore, we remain focused on growing regular premium agency sales of protection products, which is driving improvements in the economics of new business written. Our decision to discontinue sales of universal life during 2015 means headline APE sales were 11 per cent lower overall. In our other Asian markets we continue to focus on positioning our businesses for long-term growth, with pleasing improvements in China in particular, where regular premium APE sales were up 59 per cent.

The 20 per cent increase in new business profit reflects the increase in APE sales volumes (up 18 per cent) and positive effects from changes in country mix and channel mix (contributing 9 percentage points to the increase), which have more than offset the overall negative impact of the downward movements in interest rates (generating a drag of 7 percentage points).

In the US, retirement markets were disrupted by the Department of Labor reforms, resulting in lower industry sales of variable annuities. Although Jackson retained market share13, total variable annuity sales including Elite Access were down 27 per cent, contributing to an overall decline in APE sales of 14 per cent. The lower variable annuity sales were partially offset by higher opportunistic institutional APE sales. Traditional variable annuities excluding Elite Access were down 22 per cent. Elite Access continues to be the undisputed leader14 in the investment-only variable annuity market. APE sales of this product were lower at £99 million (2015: £176 million), due in part to the wider disruption in the variable annuity market, as well as a demand shift from qualified to non-qualified accounts, which in the first half accounted for 69 per cent of sales. Notwithstanding this reduction, the proportion of variable annuity sales without living benefits remains significant at 28 per cent (2015: 34 per cent).

The 21 per cent decrease in Jackson’s new business profit reflected a lower level of sales (down 14 per cent), the negative impact of downward movements in interest rates (generating a drag of 10 percentage points) and improved business mix (contributing 3 percentage points to the increase). The economics on Jackson’s new business remain extremely attractive, with high internal rates of return and short payback periods.

In the UK, at a time when asset yields are declining and consumers are becoming more self-reliant, our strong customer propositions in retail risk-managed products are proving ever more popular. The smoothed balanced-fund returns and volatility control offered by our sizeable and well capitalised UK with-profits funds continue to attract record levels of new business flows. Our strategy of extending the PruFund range of investments to new product wrappers such as income drawdown, individual pensions and most recently to ISAs, has delivered a 51 per cent increase in retail APE sales to £593 million. Within this, PruFund APE sales grew by 80 per cent to £438 million, driving the total PruFund assets under management 22 per cent higher than at the end of 2015, to £20.1 billion. Despite the continued volatility in financial markets, the with-profit fund performed strongly, achieving a 5.3 per cent pre-tax investment return15 during the first half of 2016, outperforming the FTSE All-Share index total return of 2.1 per cent over the same period.

This excellent performance demonstrates our success in diversifying our product portfolio in response to regulatory change and the expanding market for flexible retirement income and pensions products. As previously signalled, our appetite for annuities has diminished following the significant increase in capital requirements under Solvency II, which has made annuities economically unattractive for Prudential. Consequently, we transacted no bulk deals in the period (2015: APE sales of £117 million and new business profit of £75 million).

Free surplus generation
Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the period.

This metric is based on the capital regimes which apply locally in the various jurisdictions in which our life businesses operate. The introduction of Solvency II with effect from 1 January this year has altered the regime locally applied to our UK life business, so the 2016 UK life half year free surplus figures reflect this change. The 2015 UK life comparatives are unchanged as they reflect the regime that applied at that time. Solvency II does not directly impact the way capital is generated locally in the US and in our Asian life operations, so there is no change in the way free surplus is calculated for these businesses.

In the first half of 2016 underlying free surplus generation, after investment in new business, increased by 10 per cent2 to £1,609 million, even though the considerably lower interest rate environment depressed this measure by an estimated £128 million (Asia £41 million, US £70 million and UK £17 million).

Free surplus generation
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change	2015 £m	Change
	Half year	Half year	%	Half year	%

Free surplus generation1, 2
Asia	656	569	15	581	13
US	693	708	(2)	754	(8)
UK	570	366	56	366	56
M&G	181	203	(11)	203	(11)
Prudential Capital	11	6	83	6	83
Underlying free surplus generated from in-force life business and asset management	2,111	1,852	14	1,910	11
Investment in new business	(502)	(434)	(16)	(449)	(12)
Underlying free surplus generated	1,609	1,418	13	1,461	10
Free surplus at 30 June2	5,763	5,304

The 10 per cent2 increase in free surplus generated by our life insurance and asset management businesses to £1,609 million (up 13 per cent2 on an actual exchange rate basis) reflects our growing scale and the highly capital-generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential. The closing value of free surplus in our life and asset management operations was £5.8 billion2 at 30 June 2016, after financing reinvestment in new business, covering negative non-operating free surplus movements following the large falls in long-term interest rates and funding cash remittances from the business units to Group.

In Asia, growth in the in-force life portfolio, combined with post-tax asset management profits from Eastspring Investments, contributed to free surplus generation of £656 million, up 13 per cent. In the US, free surplus generation decreased by 8 per cent, mainly reflecting the negative impact of lower long-term interest rates on expected returns and lower positive experience. In the UK2, the 56 per cent increase to £570 million included a contribution of £190 million (2015: £52 million from longevity reinsurance) from the specific asset and liability management actions taken in the first half of 2016 to improve the solvency position of our UK life business and further mitigate market risk.

We invested £502 million of the free surplus generated2 during the period in writing new business (2015: £449 million, including bulk annuities) equivalent to an increase of 12 per cent.

Asia remained the primary destination of our new business investment, 9 per cent higher at £237 million, given the superior profitable growth opportunities available in that region. We continue to generate internal rates of return in the region in excess of 20 per cent, with an average payback period of four years.

In the US, new business investment increased by 19 per cent to £209 million, as a result of change in the mix of business sold, including higher institutional volumes. At just 3 per cent of new business single premium sales, Jackson’s overall strain remains low, supporting the generation of significant returns on capital. New business economics on Jackson’s new business remain extremely attractive, with business written at an overall internal rate of return in excess of 20 per cent and short payback periods averaging three years.

The new business investment in the UK2 was £56 million (2015: £57 million), albeit comparisons are distorted by the application of different capital regimes in the two periods. Investment in the first half of 2016 included a significantly higher strain for new non-profit annuities which totalled £69 million in the period (on APE sales of £29 million), compared to a £39 million strain in the same period last year (on APE sales of £139 million, including £117 million for bulks). The much increased capital intensity of new annuity business in the current interest rate environment has lowered returns significantly. Consequently, our appetite for annuity business has diminished further and we are taking steps in the second half of this year which will see us curtail retail sales.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Holding company cash16
	Actual Exchange Rate
	2016 £m	2015 £m
	Half year	Half year
Net cash remitted by business units:
Asia	258	258
US	339	403
UK Life	215	201
M&G	150	151
Prudential Capital	25	25
Other UK	131	30
Net cash remitted by business units	1,118	1,068
Holding company cash at 30 June	2,546	2,094

Cash remitted to the corporate centre in the first half of 2016 amounted to £1,118 million. Asia’s net remittances of £258 million were consistent with those in the first half of 2015, which included £42 million of one-off proceeds from the sale of the Japan life business. Excluding these, underlying remittances from Asia were up 19 per cent. Our disciplined approach to balancing trade-offs between growth, value and risk, enabled Jackson to make a sizeable remittance of £339 million in the first half, albeit lower than last year when investment market conditions were more benign. The remittances from UK Life and M&G were broadly in line with the first half of 2015. Actions completed in the period including internal restructuring that has enabled us to centrally access resources previously held at intermediary holding and other companies contributed £131 million to the remittances total. As the restructuring is now complete, these are not expected to recur.

Cash remitted to the Group in the first half of 2016 was used to meet central costs of £199 million (2015: £168 million), pay the 2015 second interim ordinary and special dividend and finance the final up-front payment for the renewal of the distribution agreement with Standard Chartered Bank. We took advantage of the low interest rate environment to issue US $1 billion of perpetual subordinated debt at attractive rates in early June. The proceeds will be used for general business purposes and to support the withdrawal of Solvency II grandfathered debt in due course. Reflecting these movements in the period, total holding company cash at 30 June 2016 was £2,546 million compared to £2,094 million at the end of 2015.

EEV Profit
	Actual Exchange Rate				Constant Exchange Rate
	2016 £m	2015 £m		Change	2015 £m	Change
	Half year	Half year		%	Half year	%
Post -tax operating profit2
Long-term business:
Asia	1,215	1,072		13	1,106	10
US	694	812		(15)	863	(20)
UK	384	411		(7)	411	(7)
Long-term business post-tax operating profit	2,293	2,295		-	2,380	(4)
UK general insurance commission	15	14		7	14	7
Asset management business:
M&G	181	203	1	(11)	203	(11)
Prudential Capital	11	6		83	6	83
Eastspring Investments	53	50		6	52	2
US	(8)	8		n/a	8	n/a
Other income and expenditure17	(282)	(298)		5	(298)	5
Post-tax operating profit based on longer-term investment returns	2,263	2,278		(1)	2,365	(4)
Short-term fluctuations in investment returns:
Insurance operations	652	(382)		n/a	(403)	n/a
Other operations	(163)	15		n/a	14	n/a
	489	(367)		n/a	(389)	n/a
Effect of changes in economic assumptions	(1,345)	80		n/a	88	n/a
Other non-operating items17	(13)	124		110	124	(110)
Profit for the period attributable to shareholders	1,394	2,115		(34)	2,188	(36)

EEV Earnings per share2
	Actual Exchange Rate			Constant Exchange Rate
	2016 pence	2015 pence	Change %	2015 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on post-tax operating profit	88.5	89.3	(1)	92.7	(5)
Basic earnings per share based on post-tax total profit	54.5	82.9	(34)	85.7	(36)

EEV Operating Profit
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 4 per cent2 lower (1 per cent on an actual exchange rate basis) at £2,263 million in the first half of 2016. Prudential adopts an active basis for setting the future return assumptions used to calculate both the Group’s EEV basis operating profit and the Group’s overall embedded value. These assumptions are, therefore, based on 30 June 2016 long-term interest rates, which for our main life operations in the US, the UK, Hong Kong, Singapore and Indonesia were between 80 and 100 basis points lower than those used at 30 June 2015. The adoption of these lower long-term rates reduced the half year 2016 EEV operating profit by an estimated £249 million. EEV operating profit would have increased by 6 per cent2, if the adverse interest rate effect is removed (up 10 per cent2 on an actual exchange rate basis). The EEV results of all three life operations have, therefore, been adversely impacted by lower interest rates, the effect of which has masked the underlying business growth and a higher contribution from experience profits and assumption changes. Despite this, the Group’s operations delivered an overall annualised return on opening embedded value of 14 per cent.

EEV operating profit includes new business profit from the Group’s life businesses, which increased by 8 per cent2,3 (13 per cent on an actual exchange rate basis) to £1,260 million, despite the adverse interest rate effect estimated at £88 million. It also includes life in-force profit of £1,033 million, which was 10 per cent2 lower, in part due to the estimated £161 million adverse interest rate effect. This is most evident in the profit from the unwind of the in-force business, which was lower at £798 million2 (2015: £915 million). Experience and assumptions changes were positive at £235 million2 (2015: £228 million), reflecting our ongoing focus on managing the in-force book for value.

In Asia, EEV life operating profit was up 10 per cent to £1,215 million, reflecting growth in new business profit of 20 per cent at £824 million. Overall in-force profit was 6 per cent lower at £391 million, after a £75 million adverse interest rate effect. In-force profit continues to benefit from favourable experience profits.

Jackson’s EEV life operating profit was down 20 per cent to £694 million, reflecting a 21 per cent decline in new business profit to £311 million and a reduction in the contribution from in-force profit of 18 per cent to £383 million. The decline in our US EEV operating profit reflected lower sales volumes, an adverse interest rate effect estimated at £91 million and a reduction in experience profits to £174 million (2015: £218 million), driven by lower spreads.

In the UK, EEV life operating profit decreased by 7 per cent2 to £384 million (2015: £411 million). The decline is due to the absence of new bulk annuities, which contributed £75 million in the comparative period, a £37 million adverse interest rate effect, offset by higher profits from retail sales and a positive contribution from actions taken to improve the solvency of the UK business.

EEV non-operating result
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are included in non-operating profit and were negative £869 million2 in the first half of 2016 (2015: negative £163 million on an actual exchange rate basis).

EEV short-term fluctuations
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for life operations of positive £652 million include positive £383 million for Asia, negative £237 million for our US operations and positive £506 million2 in the UK.

In Asia and the UK, positive short-term fluctuations principally reflect unrealised movements on bond holdings in the period. In the US, the short-term fluctuations of negative £237 million mainly represent the effect of lower than anticipated equity returns compared to those assumed.

Effect of changes in economic assumptions
The fall in interest rates also had a net negative impact on the overall level of future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they gave rise to a negative movement of £1,345 million2 in the first half of 2016 (2015: positive £80 million on an actual exchange rate basis) more than offsetting the overall positive short-term fluctuations reported in the period.

Taken together, the two non-operating result components totalling negative £869 million2 are equivalent to just over 2 per cent of the Group’s 30 June 2016 embedded value, a modest impact considering the significant falls in long-term rates in the first half of 2016 to all-time lows. This demonstrates the resilience of our life operations, which benefit from the natural offsets that exist across our large and well diversified books of life businesses globally.

2017 Financial objectives

We are continuing to make good progress towards our 2017 objectives announced in December 2013.
					Half year	CAGR	Objectives*
Asia Objectives	2012 £m18	2013 £m	2014 £m	2015 £m	2016 £m	(since 2012) %	2017
Asia life and asset management IFRS operating profit
Full year
Reported actuals	924	1,075	1,140	1,324			>£1,858 million**
Constant exchange rate***	901	1,075	1,260	1,468			>15% CAGR**
Constant exchange rate change % (year-on-year)		19	17	17		18

Half year
Reported actuals	435	512	525	632	743
Constant exchange rate***	420	512	583	683	787
Constant exchange rate change % (year-on-year)		22	14	17	15

Asia Underlying Free Surplus Generation19
Full year
Reported actuals	484	573	592	673			£0.9 - £1.1 billion
Constant exchange rate***	471	573	662	765
Constant exchange rate change % (year-on-year)		22	16	16

Half year
Reported actuals	201	292	302	356	419
Constant exchange rate***	192	292	335	392	453
Constant exchange rate change % (year-on-year)		52	15	17	16

Group Objective for cumulative period 1 January 2014 to 31 December 2017						Actual	Objective
						1 Jan 2014 to 30 June 2016	1 Jan 2014 to 31 December 2017
Cumulative Group Underlying Free Surplus Generation**** from 2014 onwards						£7.2 billion	> £10 billion

* The objectives assume exchange rate at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.
** Asia life and asset management pre-tax operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012-2017.
***
Constant exchange rates results translated using exchange rates at December 2013.
****
The half year 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The cumulative results for UK insurance prior to 31 December 2015 reflect the Solvency I basis.

Capital position, financing and liquidity
Capital position

With effect from 1 January 2016, the Group is required to adopt Solvency II as its consolidated capital regime. This was developed by the EU in order to harmonise the various regimes previously applied across EU member states. As the regime was primarily designed with European life products in mind, it is a poor fit with Prudential’s business given the predominantly non-EU footprint of the Group. The one year value at risk nature of the Solvency II test, which has its roots in banking regulation where risk positions can be priced and readily traded, runs counter to the multi-year nature of life insurance business, where the illiquid nature of liabilities renders such potential market solutions theoretical and not grounded in established sector practices. It also means that solvency capital will be highly volatile.

While Solvency II does not fully recognise the economic capital strength of the Group, we have implemented it after receiving internal model approval from the Prudential Regulation Authority in December 2015.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk have enabled us to enter the new Solvency II regime with a strong Group shareholders’ capital surplus of £9.7 billion. These factors have also provided meaningful protection against the significant adverse market-driven effects on this metric in the first half of the year. As a result the overall net reduction in the Group shareholders’ Solvency II capital was contained, with surplus estimated at £9.1 billion20,21 at 30 June 2016 (equivalent to a solvency ratio of 175 per cent).

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2015. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Local statutory capital
All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2016 the Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus of £2.9 billion (equivalent to a solvency ratio of 138 per cent) and a with-profits surplus of £3.5 billion (equivalent to a solvency ratio of 176 per cent). In the US, a high start of year capital level coupled with strong operational capital formation in the first half has allowed Jackson to withstand the adverse market-driven effects and remit £339 million to Group.

Debt Portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 98 per cent of our US portfolio are investment grade. During the first half of 2016 default losses were minimal and reported impairments were £32 million (2015: £3 million) across these two fixed income securities portfolios.

Financing and liquidity

Shareholders’ net core structural borrowings and ratings

	30 June 2016			30 June 2015			31 December 2015
	£m			£m			£m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders’ borrowings in holding company	5,505	363	5,868	4,446	442	4,888	4,567	353	4,920
Prudential Capital	275	-	275	275	-	275	275	-	275
Jackson surplus notes	186	63	249	159	51	210	169	55	224
Total	5,966	426	6,392	4,880	493	5,373	5,011	408	5,419
Less: Holding company cash and short-term investments	(2,546)	-	(2,546)	(2,094)	-	(2,094)	(2,173)	-	(2,173)
Net core structural borrowings of shareholder-financed operations	3,420	426	3,846	2,786	493	3,279	2,838	408	3,246

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.5 billion at 30 June 2016 (31 December 2015: £2.2 billion). Total core borrowings increased by £1.0 billion to £6.0 billion following the issue of US$1 billion (£738 million at 30 June 2016) 5.25 per cent tier 2 perpetual subordinated debt in June 2016 and the impact of currency movements.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2016, we had issued commercial paper under this programme totalling £182 million and US$ 2,370 million.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring between 2020 and 2021. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2016.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 30 June 2016, the gearing ratio (core debt, net of cash and short-term investments, expressed as a proportion of IFRS shareholders’ funds plus net core debt) was 19 per cent (31 December 2015: 18 per cent).

Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries have been reaffirmed on stable outlook except for PAC, which was placed on negative outlook by Moody’s in June 2016 following the UK referendum on EU membership.

Shareholders' Funds	IFRS			EEV2
	2016 £m	2015 £m		2016 £m	2015 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period	687	1,438	2,579	1,394	2,115	3,951
Exchange movements, net of related tax	806	(120)	118	2,663	(554)	244
Unrealised gains and losses on Jackson securities classified as available for sale22	1,094	(388)	(629)	-	-	-
Dividends	(935)	(659)	(974)	(935)	(659)	(974)
Mark to market value movements on Jackson assets backing surplus and required capital	-	-	-	138	(8)	(76)
Other	(2)	22	50	(165)	19	53
Net increase in shareholders’ funds	1,650	293	1,144	3,095	913	3,198
Shareholders’ funds at beginning of the period	12,955	11,811	11,811	32,359	29,161	29,161
Effect of implementation of Solvency II	-	-	-	(473)	-	-
Shareholders’ funds at end of the period	14,605	12,104	12,955	34,981	30,074	32,359
Shareholders' value per share	566p	471p	504p	1,356p	1,170p	1,258p
Return on Shareholders' funds23	24%	25%	27%	14%	16%	17%

In the first half of 2016 UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 58 per cent of the Group’s IFRS net assets (78 per cent of the Group’s EEV net assets) denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the period. In addition, the significant fall in US long-term rates between the start and the end of the reporting period produced substantial unrealised gains on the fixed income securities held by Jackson accounted through Other Comprehensive Income.

After taking these movements together with the profit for the period and dividends paid, the Group’s IFRS shareholders’ funds at 30 June 2016 increased by 21 per cent to £14.6 billion (30 June 2015: £12.1 billion on an actual exchange rate basis).

The introduction of Solvency II at the start of 2016 changed the capital dynamics of our UK life operations which are directly impacted by this change. In overview, it permitted the inclusion of future profits in the available capital of the business but increased the statutory capital requirements. Factoring these and other consequential methodology changes in the EEV calculations of the UK life business produced a net charge of £473 million, equivalent to 5 per cent of the UK’s embedded value (just over 1 per cent of the Group’s embedded value). For our operations in Asia and the US, there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group.

The Group’s EEV basis shareholders’ funds also increased by 16 per cent2 to £35.0 billion (30 June 2015: £30.1 billion on an actual exchange rate basis). On a per share basis the Group’s embedded value at 30 June 2016 stood at 1,356 pence, up from 1,170 pence at 30 June 2015.

Corporate transactions

Entrance into Zambia
In June 2016 we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential’s insurance business footprint in Africa to four markets. Across Ghana, Kenya, Uganda and now Zambia we are gradually laying the foundations for what we hope will become a meaningful component of the Group in the years to come. Our current focus in these businesses is on growing our distribution; at 30 June we had nearly 1,500 agents and five local bank partnerships (four exclusive) in place across these businesses.

Dividend
As in previous years, the first interim dividend for 2016 has been calculated formulaically as one third of the prior year’s full year ordinary dividend, excluding special dividends. The Board has approved a first interim dividend for 2016 of 12.93 pence per share, which equates to an increase of 5 per cent over the 2015 first interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Notes:
1
Free surplus generation represents ‘underlying free surplus’ based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders’ other income and expenditure and centrally arising restructuring and Solvency II implementation costs.
2 The half year 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The half year 2015 comparative results for UK insurance reflects the Solvency I basis.
3 Excluding UK bulk annuities as Prudential has withdrawn from this market.
4 Comparable to 30 June 2015 on an actual exchange rate basis.
5 Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
6 Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
7 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
8
Average is calculated as opening plus closing balances for the period divided by two.
9 For basis of preparation see note I (a) of Additional IFRS financial information.
10 Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
11 For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional IFRS financial information.
12 Net inflows exclude Asia Money Market Fund (MMF) inflows of £656 million (2015: net inflows £609 million). External funds under management exclude Asia MMF balances of £7,421 million (2015: £5,428 million).
13
Source: Morningstar, incl. Variable Annuity new sales data as at Q1 2016.
14
Based on investment-only variable annuity sales since the Elite Access launch March 2012 through 1Q2016. Top competitors include Lincoln, MetLife, Prudential, AXA, Nationwide, American General (SunAmerica).
15
Based on total return including unallocated surplus.
16
The full Holding Company Cashflow is disclosed in note II (a) of Additional IFRS financial information.
17
Refer to the EEV basis supplementary information – Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.
18
Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
19
Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sales of the Group’s holding in China Life Insurance Company of Taiwan.
20
Before allowing for first interim dividend.
21
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (c) of Additional IFRS financial information.
22
Net of related changes to deferred acquisition costs and tax.
23
Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.

Group Chief Risk Officer’s Report of the risks facing our business and how these are managed

The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and deliver real value. We recognise that we are implicitly committing to customers that we will maintain a healthy company, and are there to meet our long-term commitments to them.

From the shareholder’s perspective, we generate value by selectively taking exposures to risks that are adequately rewarded and that can be appropriately quantified and managed. The Group’s approach is to retain risks where doing so contributes to value creation, the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to manage appropriately the risk.

In my report, I seek to explain the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

Principles and objective
Prudential defines ‘risk’ as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. As such, material risks will be retained only where this is consistent with the Group’s risk appetite framework and its philosophy towards risk-taking.

Risk governance
The organisational structures, reporting relationships, delegation of authority, and roles and responsibilities that Group Head Office and the business units establish to make decisions and control their activities on risk-related matters form the foundation of Prudential’s risk governance. Effective risk governance encompasses individuals, Group-wide functions and committees involved in the management of risk.

Risk framework
The Group’s risk framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to market, credit, insurance, liquidity and operational risks is monitored and managed by the Group Risk function whose responsibility is to seek to ensure the maintenance of an adequate risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group and is based on the concept of the ‘three lines of defence’. These comprise risk-taking and management, risk control and oversight, and independent assurance.

The key risks inherent in the insurance and capital management operations of Prudential’s business:
Risks from our investments	Risks from our products	Risks from our business operations

Uncertainty around investment returns can arise through credit risk via the potential of defaults, and market risks resulting from the volatility of asset values as a result of fluctuations in equity prices, interest rates, foreign exchange and property prices. Liquidity risk is also a key area of focus. Regular stress testing is undertaken to ensure the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and in stress scenarios.

Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.

In common with other life insurers, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, and claims inflation.

Operational risk
As a Group we are dependent on the successful processing of a large number of transactions, utilising various IT systems and platforms across numerous and diverse products.
We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

Risk mitigation and hedging
We manage our risk profile according to our desired acceptance of risk. To do this, Group Head Office and the business units maintain risk registers that include details of the risks identified and of the controls and mitigating actions used in managing them. Our identified keys risks are set out in the table below.

Key Risks

Risk Type	Risk Definition	Risk Management and Mitigation
Market Risk
The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

● Market risk policy
● Risk appetite statements, limits and triggers in place
● Monitoring and oversight of market risks through the reporting of regular management information
● Asset Liability Management programmes in place
● Use of derivative programmes
● Currency hedging of expected business unit remittances

Equity
Investment risk
Interest rates
Foreign exchange
Credit Risk
The risk of loss for our business, or of adverse change in the financial situation, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (e.g. downgrade or spread widening).

● Credit risk policy
● Risk appetite statements and limits defined on an issuer/counterparty/average credit quality of the portfolio basis
● Collateral arrangements in place for derivative transactions
● Group Credit Risk Committee oversight of credit and counterparty credit risk and sector and/or name specific reviews
● Close monitoring/restricting of investments that may be of concern

Counterparty
Invested credit
Insurance Risk
The risk of loss for our business, or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and claim inflation.

● Insurance and Underwriting risk policies
● Risk appetite statements, limits and triggers in place
●     Longevity, morbidity and persistency assumptions reflect recent experience and expectation of future trends; industry data and expert judgement are used, where appropriate
● Reinsurance is used to mitigate longevity and morbidity risks
● Morbidity mitigated by appropriate underwriting when policies are issued and claims received
● Persistency mitigated through improving quality of sales processes and customer retention initiatives
● Medical expense inflation risk mitigated through regular product re-pricing

Mortality/Longevity
Morbidity/Health
Persistency
Medical expense inflation risk
Liquidity Risk	The risk of the Group being unable to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stress scenarios.
● Liquidity risk policy
● Risk appetite statements, limits and triggers in place
● Monitoring of liquidity risk through regular management information
● Regular stress testing
● Liquidity contingency plans established and sources identified
● Ability to access the money and debt capital markets
● Access to external sources of finance through committed credit facilities

Operational Risk
The risk of loss (or unintended gain/profit) arising from inadequate or failed internal processes, or from personnel and systems, or from external events (other than those external events covered under Business Environment Risk).

● Operational risk and Outsourcing and Third Party supply policies
● Corporate insurance programmes to limit the impact of operational risks
● Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events
● Internal and external review of cyber security capability
● Regular testing of elements of the disaster recovery plan

Regulatory and legislative compliance
Third party management
IT and information (including cybersecurity)
Business continuity
Business Environment Risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy
● A Risk and Capital Plan that includes considerations of current strategies
● Business environment and strategic risks closely monitored and assessed for consideration in the business plans where appropriate
● Board Strategy sessions consider risk themes
● Systemic Risk Management Plan which details the Group’s strategy and risk management framework
● Recovery Plan which covers the Group corporate and risk governance for managing distressed environment, a range of credible recovery options, and scenarios to assess the effectiveness of these recovery options

Strategic Risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

The drivers of each of the key risks vary by business unit, and depend primarily on the value of locally held products.

Market Risk
Market conditions worsened during 2016 with periods of significant increases in volatility, particularly following the UK’s referendum on membership of the European Union (EU) which returned a majority in favour of the UK leaving the EU. In the immediate aftermath of the result announcement UK government bond yields, swap rates and equity markets fell sharply while UK sterling made an unprecedented fall against the US dollar. Some markets, particularly UK equities, have recovered since the referendum result although the recovery is more pronounced for global UK-listed firms over smaller UK-focused ones. Interest rates have reduced significantly across many countries that we operate in and rates may now remain at current low levels or lower for a longer period of time. Interest rates in the United States fell post-referendum as investors seeking a safe haven increased demand for US government bonds. The Bank of England, in particular, has taken a number of steps in response to current market conditions including cutting interest rates to a record low and initiating a programme of buying UK government and corporate bonds (often referred to as quantitative easing). The uncertainty in market conditions is expected to continue while the UK’s future relationship with the EU is uncertain and the key risks to the business should be understood in this context.

Investment Risk
In Prudential UK, investment risk arising out of the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £8.2 billion1 as at 30 June 2016 on a Solvency II basis – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equities arises from unit-linked products where revenue is linked to funds under management and from its with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of ‘spread business’, including fixed annuities, these assets are generally bonds and our shareholder exposure comes from the minimum asset return required to be generated to meet the guaranteed rates of return offered to policyholders. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from the guarantees on return on investments embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. In recent years, further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting. The Jackson IFRS shareholders’ equity and US statutory capital are also sensitive to the effects of policyholder behaviour on the valuation of guarantees.

Interest Rate Risk
Long-term rates remain at a near-historic low in the US, the UK and some Asian countries in which Prudential operates (and in some jurisdictions have become negative). Products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates. However, this remains an area of sensitivity and persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. Under the European Union’s Solvency II Directive, additional interest rate exposure is created due to the nature of the construction of this balance sheet, such as the inclusion of the risk margin. The UK business continually assesses the need for any derivative overlays in managing this sensitivity. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall.

Interest rate risk across the entire business is managed through the use of interest rate swaps, interest rate options and hybrid options (options protecting against simultaneous decreases in equity values and interest rates).

Foreign Exchange Risk
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the accounting balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposure to foreign exchange risks in currencies outside the local territory. Where this arises, currency borrowings, swaps and other derivatives are used to manage exposures.

Credit Risk
We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality to seek to ensure the diversification of the portfolio and have in place collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group and conducts sector and/or name-specific reviews as required. During 2015 it conducted sector reviews in the banking, commodities and energy sectors. In 2016 it has conducted a review into the Asian banking sector and considered exposure to alternative investments. It continues to monitor key counterparties through the market volatility.

Debt and loan portfolio
Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, with fixed income assets of £35.3 billion (excluding unit-linked). Credit risk arising from a further £47.2 billion of fixed income assets is largely borne by the with-profits fund, although in extremis shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £35.5 billion at 30 June 2016. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 32 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £41.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £3.4 billion as at 30 June 2016 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Certain sectors have seen specific pressure during 2015 and into early 2016. The Group’s credit exposure to the oil and gas sector represents approximately 4 per cent or £3.2 billion of the shareholder credit portfolio. Prolonged, depressed oil prices are expected to exert downward rating pressure within the sector, which is being monitored closely through Group risk processes and the Group Credit Risk Committee. Similarly, this sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
Sovereign debt represented 19 per cent or £17.4 billion of the debt portfolio backing shareholder business at 30 June 2016 (31 December 2015: 17 per cent or £12.8 billion). 4 per cent of this was rated AAA and 94 per cent investment-grade (31 December 2015: 44 per cent AAA, 94 per cent investment-grade). The primary driver of the change in holdings of AAA rated sovereign debts from 31 December 2015 is the downgrade of UK sovereign debt following the outcome of the referendum on UK membership of the EU. At 30 June 2016, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt2 was £745 million. 73 per cent of this was AAA rated (31 December 2015: 75 per cent AAA rated). We do not have any sovereign debt exposure to Greece.

Bank debt exposure and Counterparty Credit Risk
Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2016 are given in Note C3.3(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk. At 30 June 2016, shareholders’ exposure to corporate debt by rating and sector is shown below:

●
97 per cent of the shareholder portfolio is investment-grade rated. In particular, 66 per cent of the portfolio is rated A- and above3.
●
The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and utilities sectors).

Insurance Risk
Insurance risk constitutes a sizeable proportion of the Group’s exposure; the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance and claim inflation.

Longevity risk (people’s propensity to live longer) is a significant contributor to our insurance risk exposure and is also capital-intensive under the Solvency II regime. One tool used to manage this risk is reinsurance. To date in 2016 we completed deals on a number of tranches of retail annuity liabilities when terms were sufficiently attractive and aligned with our risk management framework. The enhanced pensions freedoms introduced in the UK in 2015 have greatly reduced the demand for retail annuities and further liberalisation is anticipated. However, given our significant UK annuity portfolio, the assumptions that we make about future rates of mortality improvement will remain key to the measurement of insurance liabilities and to the assessment of any subsequent reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there remains considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity assumptions.

Morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation. This is the risk that the expenses of medical treatment increase more than expected, so that the medical claim cost passed on to Prudential is much higher. Medical expense inflation risk is best mitigated through retaining the right to regularly re-price our products and by having suitable overall claim limits within our policies, either limits per type of claim or in aggregate across policies.

Our persistency assumptions similarly reflect recent experience for each relevant line of business, and future expectations. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk. Modelling this ‘dynamic’ policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within product features. The effect of persistency on our financials can vary but mostly depends on the value of the product features and market conditions.

Liquidity Risk
The Group has significant internal sources of liquidity, which are sufficient to meet all of its expected requirements, for a period of at least 12 months from the date the financial statements are approved, without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring between 2020 and 2021. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and are assessed to be sufficient.

Operational Risk
The Group does not actively seek to take operational risk to generate returns. Instead, it accepts a level of risk whereby the controls in place should prevent material losses, but should also not excessively restrict business activities. Direct and/or indirect financial losses are likely to arise if there is a failure to develop, implement and monitor appropriate controls.

For each business unit, accountabilities for operational risk management and oversight are based on the principles of the ‘three lines of defence’ model of risk-taking and management, risk control and oversight, and independent assurance. The approach adopted is proportional to the size, nature and complexity of the business unit and the risks it manages.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Executive Risk Committee.

This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Top Operational Risks
Key areas of focus within the operational risk framework are:
●
the risk of non-compliance due to the momentum of regulatory change in both our developed and developing markets, as well as recognising that Prudential’s designation as a Global Systemically Important Insurer requires the Group to comply with additional policy measures including enhanced Group-wide supervision;
●
the risk of improper, or mis-selling of Prudential products and the resulting risk of censure from local regulators;
●
the risk of regulatory censure due to poor conduct or weaknesses in systems and controls;
●
the risk of censure for money laundering, sanctions or anti-bribery and corruption failures;
●
the risk that reliance on IT infrastructures which support core activities/processes of the business, could fail or otherwise negatively impact business continuity and scalability needed to support the growth and changing needs of the business;
●
the risk of a significant failure of a third-party provider impacting critical services;
●
the risk of trading, transacting or modelling errors having a material cost across Group;
●
the risk of the Group failing to attract and retain quality senior managers and other key employees;
●
the risk that key people, processes and systems are unable to operate (thus impacting the on-going operation of the business) due to a significant unexpected external event occurring (e.g. a pandemic, terrorist attack, natural disaster, political unrest); and
●
the risk of losses resulting from damage to the firm’s reputation. This can be either real or perceived reputational damage but which could nevertheless diminish the standing of the organisation in the eyes of key stakeholders (e.g. customers, shareholders), destroy shareholder value, adversely impact revenues or result in significant costs to rectify.

Cyber Security
Cyber security is an increasingly important risk facing the Group. The risk is that a member of the Group could be the target of a cyber-related attack which could result in disruption to the key operations, make it difficult to recover critical services, damage assets, and compromise data (both corporate and customer). This is a global issue which is rising in prominence across the financial services industry. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a Global Systemically Important Insurer, there is an increased likelihood of Prudential being considered a target by cyber criminals. A number of industry, company-wide and local business unit-specific initiatives are underway in response to this risk.

Business environment and strategic risks

Global Regulatory and Political Risk
There are a number of on-going policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority reviews on-going engagement with the Prudential Regulation Authority, and include the work of the Financial Stability Board and standard-setting institutions such as the International Association of Insurance Supervisors.

The International Association of Insurance Supervisors has various initiatives. On 18 July 2013, it published a methodology for identifying Global Systemically Important Insurers, and a set of policy measures that will apply to them, which the Financial Stability Board endorsed. An updated methodology for identifying Global Systemically Important Insurers was published by the International Association of Insurance Supervisors on 16 June 2016. Groups designated as a Global Systemically Important Insurer are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a Global Systemically Important Insurer was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a Global Systemically Important Insurer.

The Global Systemically Important Insurer regime also introduces two types of capital requirements. The first, a Basic Capital Requirement, is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement reflects the drivers of the assessment of Global Systemically Important Insurer designation. The International Association of Insurance Supervisors intends for these requirements to take effect from January 2019, but Global Systemically Important Insurers will be expected to report privately to their group-wide supervisors in the interim.

The International Association of Insurance Supervisors is also developing a Common Framework (ComFrame) which is focused on the supervision of Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that are intended to apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for Global Systemically Important Insurers. Further consultations on the Insurance Capital Standard are expected over the coming years and a version of the Insurance Capital Standard is expected to be adopted as part of ComFrame in late 2019.

The International Association of Insurance Supervisors’ Insurance Core Principles, which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The European Union’s Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

On 23 June 2016, the UK held a referendum in which a majority of the voting population voted in favour of the UK leaving the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country’s major trading markets, including the single EU market is currently unknown. The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where the Group operates and creates the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary policy easing and investor sentiments. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However the Group’s diversification by geography, currency, product and distribution should reduce the impact on the Group. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU and these plans have been enacted since the referendum result.

In the US, the Department of Labor proposal issued in April 2016 to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts could dramatically reshape the distribution of retirement products. Jackson's strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

Emerging Risks
Generally, emerging risks are qualitative in nature and are not amenable to modelling using statistical techniques. The emerging risk identification process at Prudential seeks to leverage the expertise of the organisation through a combination of top-down and bottom-up assessments of risks. Following two years of development, the emerging risk identification process is now well embedded across the Group.

The use of ‘brainstorming’ sessions at various levels of the organisation is a central pillar of the emerging risk identification process to identify, develop and challenge potential emerging risks. Input is also taken from external speakers, forums and databases.

The Group has also sought to maintain contacts with industry experts and peers to benchmark and refine the emerging risk management process. For example, Prudential has been a member of the Emerging Risk Initiative at the CRO Forum for two years, and chaired this initiative for 2015.

Risk factors
Our disclosures covering risk factors can be found at the end of this document.

Risk Management Cycle and Governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Risk identification
The Group’s risk profile is a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing.

An annual ‘top-down’ identification of our key risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The bottom-up approach of risk identification is more granular and refers to the processes by which the business units identify, assess and document risks, with the appropriate coordination and challenge from the risk functions.

The Group Own Risk and Solvency Assessment Report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the Group Own Risk and Solvency Assessment Report covers the full known risk universe of the Group.

Insurers are also required to undertake Reverse Stress Testing, which requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. The actions considered form a part of our Recovery Plan.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s Internal Model, which is used to determine capital requirements under the Solvency II Pillar 1 and economic capital bases. Governance arrangements are in place to support the internal model. This includes independent validation and process and controls around model changes and limitations.

Manage and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies. These risk policies define:
●
the Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
●
the processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●
the flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

Monitoring and reporting
The management information received by the Group Risk Committees and the Board is tailored around the risks identified in the annual ‘top-down’ process, and also covers on-going developments in other key and emerging risks.

Risk Appetite and Limits

The extent to which the Group is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators.

Risk appetite has been set at a Group aggregate level and by risk type, and covers all risks to shareholders, including those from participating and third party business. The qualitative statements are operationalised down to the local business units through measures such as limits, triggers and indicators, and cover the most significant exposures to the Group, particularly those that could impact the Group’s aggregate risk appetite metrics.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. On the recommendation of the Group Risk Committee, the Board approves all changes made to the Group’s risk appetite framework.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility:
The objectives of the aggregate risk limits seek to manage that:
●
the volatility of earnings is consistent with the expectations of stakeholders;
●
the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
●
earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.
The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.
Liquidity:
The objective is to monitor that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements:
The limits aim to manage that:
●
the Group meets its internal economic capital requirements;
●
the Group achieves its desired target rating to meet its business objectives; and
●
supervisory intervention is avoided.

The two measures used to define the limits are Solvency II capital requirements and internal economic capital requirements. In addition, outside the UK capital requirements are monitored on local statutory bases.

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

With the introduction of Solvency II, the existing European Union Insurance Group Directives risk appetite statement has been replaced with a Solvency II Pillar 1 risk appetite. As part of our annual business planning cycle the risk appetite framework plays an integral role. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Risk policies
Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering, internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

Risk Culture

The increasing regulatory focus on market participants instilling corporate cultures that support prudent management and outcomes for consumers is indelibly linked to what we do and how we do it. The ‘risk culture’ (as a subset of the broader business culture) is reflected in the values and behaviours the Group displays when managing risk. It therefore permeates throughout the Group’s Risk Framework and governance processes.

The Group promotes a responsible risk culture in three main ways:
●
by the leadership and behaviours demonstrated by management;
●
by building skills and capabilities to support risk management; and
●
by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

Senior management leadership
Senior management promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision making, while seeking to ensure compliance with regulatory requirements and internal policies. As part of this, they encourage all employees to be risk-aware and to take personal responsibility for identifying and helping to address risk issues.

Building skills and capabilities
The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately.

Performance management
The Group includes risk management measures that balance risk taken with profitability and growth achieved in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management (objectives may be quantitative or qualitative as appropriate).

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Notes:
1 Representing Solvency II own funds of the UK with-profit funds.
2 Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.
3 In the Shareholder Exposure by Rating’ ~ 75 per cent of non-rated assets are internally rated, privately held loans.

Corporate governance

The directors confirm that the Company has complied with all relevant provisions set out in the Corporate Governance Code issued by Hong Kong Stock Exchange (HK Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Corporate Governance Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer